Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133652

GRUBB & ELLIS HEALTHCARE REIT, INC.

SUPPLEMENT NO. 1 DATED JANUARY 4, 2008
TO THE PROSPECTUS DATED DECEMBER 14, 2007

This document supplements, and should be read in conjunction with, our prospectus dated December 14, 2007, relating to our offering of 221,052,632 shares of common stock. The purpose of this Supplement No. 1 is to disclose:

•	the status of our initial public offering;

•	our recent acquisition of Highlands Ranch Healthcare Plaza in Highlands Ranch, Colorado;

•	our recent acquisition of an 80.0% interest in certain real property and improvements in Chesterfield, Missouri pursuant to a joint venture;

•	our recent acquisition of Park Place Office Park in Dayton, Ohio;

•	our proposed acquisition of G&E Healthcare REIT Medical Portfolio 1, comprised of four medical properties in Florida and one medical property in Kansas; and

•	the addition of the Lima Medical Office Portfolio and the Tucson Medical Office Portfolio as further security under our secured revolving line of credit with LaSalle and KeyBank.

Status of Our Initial Public Offering

As of December 21, 2007, we had received and accepted subscriptions in our offering for 20,814,842 shares of our common stock, or approximately $207,900,000, excluding shares issued under our distribution reinvestment plan.

Acquisition of Highlands Ranch Healthcare Plaza

On December 19, 2007, we, through our subsidiary, G&E Healthcare REIT County Line Road, LLC, acquired a fee simple interest in Highlands Ranch Healthcare Plaza located in Highlands Ranch, Colorado, or the Highlands Ranch property, from an unaffiliated third party for a total purchase price of $14,500,000, plus closing costs.

Financing and Fees

We financed the purchase price with a secured loan of $8,853,000 from Wachovia Bank, National Association, or Wachovia, $2,901,000 in borrowings under our secured revolving line of credit with LaSalle Bank National Association, or LaSalle, and KeyBank National Association, or KeyBank, as disclosed in our prospectus, and the remaining balance from funds raised through this offering. An acquisition fee of $435,000, or 3.0% of the purchase price, was paid to Grubb & Ellis Healthcare REIT Advisor, LLC, our advisor, and its affiliate.

On December 19, 2007, we, through G&E Healthcare REIT County Line Road, LLC, obtained a secured loan, or the Highlands loan, with Wachovia. The Highlands loan is evidenced by a loan agreement and a promissory note in the principal amount of $8,853,000, or the Highlands note. The Highlands note is secured by a Deed of Trust, Assignment, Security Agreement and Fixture Filing on the Highlands Ranch property, and a Repayment Guaranty by which we unconditionally and irrevocably guarantee the obligations as listed in the Repayment Guaranty. The loan matures on December 31, 2010, but may be extended for two consecutive 12-month periods, each subject to satisfaction of certain conditions, including payment of an extension fee equal to 0.125% of the principal balance then outstanding plus undisbursed loan proceeds. The loan provides for monthly interest-only payments due on the first day of each calendar month, beginning on January 1, 2008. At our option, the loan bears interest at per annum rates equal to: (a) 30-day LIBOR plus 1.55%; or (b) the Prime Rate, as announced by Wachovia from time to time. If any monthly installment that is due is not received by Wachovia on or before the 15th day of each month, the loan provides for a late charge equal to

4.0% of such monthly installment. In the event of a default, the loan also provides for a default interest rate of 4.0% per annum plus the greater of the LIBOR Rate or the Prime Rate.

We, through G&E Healthcare REIT County Line Road, LLC, entered into an interest rate swap agreement dated December 21, 2007, as amended on December 24, 2007, or the Highlands swap agreement, with Wachovia, in connection with the Highlands loan with Wachovia. As a result of the Highlands swap agreement, the Highlands loan bears interest at a fixed rate of 5.52% per annum from December 19, 2007 through December 31, 2010 and provides for monthly interest-only payments due on the first business day of each calendar month commencing on January 2, 2008.

Description of the Property

The Highlands Ranch property consists of two multi-tenant medical office buildings in Highlands Ranch, Colorado. The property is located within three quarters of a mile of Littleton Adventist Hospital and within ten minutes of SkyRidge Medical Center, two major hospitals in the Denver area, but is not part of the campuses of the hospital facilities. The Highlands Ranch property was built in 1985 and consists of a total of approximately 80,000 square feet of gross leasable area located on approximately 6.6 acres of land.

The principal businesses occupying the buildings are healthcare providers. No single tenant leases 10.0% or more of the gross leasable area. As of December 2007, the Highlands Ranch property was approximately 81.5% leased.

Triple Net Properties Realty, Inc., or Realty, serves as the property manager and provides services and receives certain fees and expense reimbursements in connection with the operation and management of the Highlands Ranch property.

The Highlands Ranch property faces competition from other nearby medical office buildings that provide comparable services. Most of the medical office buildings with which the Highlands Ranch property competes are located in the Denver, Colorado market area.

Management currently has no renovation plans for the property and believes that the property is suitable for its intended purpose and adequately covered by insurance. For federal income tax purposes, the depreciable basis in the Highlands Ranch property will be approximately $11.9 million. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings based upon an estimated useful life of 39 years. For 2006, the Highlands Ranch property paid real estate taxes of approximately $232,000 at a rate of approximately 9.52%.

The following table sets forth the lease expirations of the Highlands Ranch property for the next 10 years, including the number of tenants whose leases will expire in the applicable year, the total area in square feet covered by such leases and the percentage of gross annual rent represented by such leases:

				% of Gross
				Annual Rent
		Total Square	Gross Annual	Represented
	No. of Leases	Feet of Expiring	Rent of	by Expiring
Year	Expiring	Leases	Expiring Leases	Leases

2008	10	12,000	$287,000	16.83%
2009	7	11,000	$267,000	15.67%
2010	4	6,000	$161,000	9.44%
2011	6	15,000	$371,000	21.75%
2012	2	9,000	$227,000	13.33%
2013	5	10,000	$257,000	15.04%
2014	2	6,000	$135,000	7.94%
2015	—	—	$—	—%
2016	—	—	$—	—%
2017	—	—	$—	—%

The following table shows the average occupancy rate and the average effective annual rental rate per square foot for the Highlands Ranch property for the last four years:

		Average Effective Annual Rental
Year	Average Occupancy Rate	Rate per Square Foot

2004	78%	$22.20
2005	83%	$21.72
2006	90%	$23.04
2007	82%	$24.50

Acquisition of Interest in Joint Venture

On December 20, 2007, we, through Grubb & Ellis Healthcare REIT Holdings, L.P., or our operating partnership, executed a limited liability company agreement, or the operating agreement, with BD St. Louis Development, LLC, or BD St. Louis, a subsidiary of Duke Realty Corporation, or Duke. Pursuant to the operating agreement, we acquired an 80.0% membership interest in G&E Healthcare REIT/Duke Chesterfield Rehab, LLC, or the JV Company, a joint venture company formed with BD St. Louis, and BD St. Louis acquired a 20.0% membership interest in the JV Company. The operating agreement also provides, among other things, that from January 1, 2010 to March 31, 2010, our operating partnership has the right and option to purchase the 20.0% membership interests in the JV Company held by BD St. Louis at a fixed price of $3,900,000. The operating agreement further provides, that from January 1, 2011 to March 31, 2011, BD St. Louis has the right and option to sell all, but not less than all, of its 20.0% membership interests in the JV Company to our operating partnership at the greater of $10.00 or the fair market value as determined in accordance with the operating agreement.

Our operating partnership serves as the manager of the joint venture. As manager of the JV Company, our operating partnership determines the amount of net cash flow distributions made to members according to such members’ percentage interest in the JV Company for the first 36-month period following the date of the operating agreement. After the first 36-month period following the date of the operating agreement, net cash flow will be distributed first, 20.0% to BD St. Louis and 80.0% to our operating partnership until each member has received an amount equal to a 6.0% cumulative return on its capital contribution balance, second, 30.0% to BD St. Louis and 70.0% to our operating partnership until each member has received an amount equal to an 8.0% cumulative return on its capital contribution, and third, the balance, if any, 40.0% to BD St. Louis and 60% to our operating partnership.

Financing and Fees

Our contribution to the JV Company was $11,552,000, which we financed through borrowings of $12,800,000 under our secured revolving line of credit with LaSalle and KeyBank and funds raised through this offering. Duke’s contribution to the JV Company was certain real property and improvements located in Chesterfield, Missouri, or the Chesterfield property, for which Duke received a cash distribution of $33,552,000 from the JV Company.

In addition, the JV Company obtained additional financing from a loan in the amount of $22,000,000 from National City Bank, or National City. The loan is secured by a Deed of Trust, Security Agreement, Assignment of Leases and Rents and Fixture Filing on the Chesterfield property, and Limited Guarantees provided by both Duke and us. The loan matures on December 30, 2010, but may be extended for two consecutive 12-month periods, each subject to satisfaction of certain conditions, including payment of an extension fee. The loan bears interest at a per annum rate equal to LIBOR plus 1.65%. The interest rate increases to LIBOR plus 1.75% should our operating partnership exercise its right to purchase the 20.0% membership interest held by BD St. Louis. If any monthly payment is 10 or more days late, the loan provides for a late charge equal to 5.0% of the unpaid portion of the regularly scheduled payment. In the event of a default, the loan also provides for a default interest rate of 5.0% over National City’s corporate market rate, as defined in the promissory note for the loan. The loan may be prepaid in whole or in part, without paying a prepayment premium.

An acquisition fee of $1,093,000, or 3.0% of the $36,440,000 purchase price, was paid to our advisor and its affiliate.

Description of the Property

The Chesterfield property is a three-story, 50-bed inpatient rehabilitation hospital in Chesterfield, Missouri. The Class A property was built in 2007 and consists of a total of approximately 112,000 square feet of gross leasable area located on approximately seven acres of land. The property is located five miles from St. John’s Mercy Medical Center, or Mercy Medical Center, a 979-bed hospital and the second largest hospital in the metropolitan St. Louis area. Mercy Medical Center has a Heart Hospital, a Cancer Center, an inpatient women’s health services department, a Burn Center, a Surgery Center, a Behavioral Health Services Center and a Skilled Nursing Center. Mercy Medical Center is undergoing the construction of a new nine-story, 300,000 square foot patient tower.

The Chesterfield property is 100% leased to St. John’s Mercy Rehabilitation, LLC, or St. John’s, a 49.5%/50.5% joint venture between St. John’s Mercy Health System and Centerre Healthcare, respectively, which operates as St. John’s Mercy Rehabilitation Hospital. St. John’s 20-year lease expires in 2027, with two five-year extension options at the same terms as the current lease. The lease is severally guaranteed by St. John’s Mercy Health System and Centerre Healthcare based on their respective ownership interests in St. John’s. The rental rate per annum for St. John’s is approximately $3,000,000, or $26.57 per square foot, with 2.0% annual increases.

St. John’s Mercy Rehabilitation Hospital is a not-for-profit hospital that offers a full range of rehabilitative services, including brain injury and spinal cord injury departments and outpatient physical therapy. Patients are treated for a wide range of problems, including stroke, brain injury, spinal cord injury, burns, traumatic injuries and hip, knee and orthopedic problems.

Realty serves as the property manager and receives a 1.0% oversight fee in connection with the operation and management of the Chesterfield property.

The Chesterfield property faces competition from other nearby hospitals that provide comparable services. Most of the hospitals with which the Chesterfield property competes are located in the St. Louis, Missouri market area.

Management currently has no renovation plans for the property and believes that the property is suitable for its intended purpose and adequately covered by insurance. For federal income tax purposes, the depreciable basis in the Chesterfield property will be approximately $33.8 million. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings based upon an estimated useful life of 39 years. For 2007, the Chesterfield property will pay real estate taxes of approximately $424,000 at a rate of approximately 9.11%.

Acquisition of Park Place Office Park

On December 20, 2007, we, through our wholly owned subsidiary, G&E Healthcare REIT Lincoln Park Boulevard, LLC, acquired a fee simple interest in Park Place Office Park located in Dayton, Ohio, or the Park Place property, from an unaffiliated third party for a total purchase price of $16,200,000, plus closing costs.

Financing and Fees

We financed the purchase price with a secured loan of $10,943,000 from Wachovia Financial Services, Inc., or Wachovia Financial, $500,000 in borrowings under our secured revolving line of credit with LaSalle and KeyBank, and the remaining balance from funds raised through this offering. An acquisition fee of $486,000, or 3.0% of the purchase price, was paid to our advisor and its affiliate.

On December 20, 2007, we, through G&E Healthcare REIT Lincoln Park Boulevard, LLC, entered into a secured loan, or the Park Place loan, with Wachovia Financial. The Park Place loan is evidenced by a loan agreement and a promissory note in the principal amount of $10,943,000, or the Park Place note. The Park Place note is secured by a Open-End Mortgage, Assignment, Security Agreement and Fixture Filing on the Park Place property, and a Repayment Guaranty by which we unconditionally and irrevocably guarantee the obligations as listed in the Repayment Guaranty. The loan matures on December 31, 2010, but may be extended for two consecutive 12-month periods, each subject to satisfaction of certain conditions, including payment of an extension fee equal to 0.125% of the principal balance then outstanding. The loan provides for monthly interest-only payments due on the first day of each calendar month. At our option, the loan bears interest at per annum rates equal to: (a) 30-day LIBOR plus 1.55%; or (b) the Prime Rate, as announced by Wachovia Financial from time to time. If any monthly installment that is due is not received by Wachovia Financial on or before the 15th day of each month, the loan provides for a late charge equal to 4.0% of such monthly installment. In the event of a default, the loan also provides for a default interest rate of 4.0% per annum plus the greater of the LIBOR Rate or the Prime Rate.

We, through G&E Healthcare REIT Lincoln Park Boulevard, LLC, entered into an interest rate swap agreement, dated December 21, 2007, as amended on December 21, 2007 and December 24, 2007, or the Park Place swap agreement, with Wachovia in connection with the Park Place loan with Wachovia Financial. As a result of the Park Place swap agreement, the Park Place loan bears interest at a fixed rate of 5.52% per annum from December 20, 2007 through December 31, 2010 and provides for monthly interest-only payments due on the first business day of each calendar month commencing on January 2, 2008.

Description of the Property

The Park Place property consists of three multi-tenant medical office buildings adjacent to Kettering Medical Center, Kettering Breast Evaluation Center and Kettering Sports Medicine Center in Dayton, Ohio. Park Place I, Park Place II and Park Place III were built in 1987, 1988 and 2002, respectively. The Park Place property consists of a combined total of approximately 133,000 square feet of gross leasable area located on 8.51 acres of land.

The principal businesses occupying the buildings are healthcare providers. No single tenant leases 10.0% or more of the gross leasable area. As of December 2007, the Park Place property was approximately 87.0% leased.

Realty serves as the property manager and provides services and receives certain fees and expense reimbursements in connection with the operation and management of the Park Place property.

The Park Place property faces competition from other nearby medical office buildings that provide comparable services. Most of the medical office buildings with which the Park Place property competes are located in the Dayton, Ohio market area.

Management currently has no renovation plans for the property and believes that the property is suitable for its intended purpose and adequately covered by insurance. For federal income tax purposes, the depreciable basis in the Park Place property will be approximately $13.9 million. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings based upon an estimated useful life of 39 years. For 2006, the Park Place property paid real estate taxes of approximately $214,000 at a rate of approximately 6.94%.

The following table sets forth the lease expirations of the Park Place property for the next ten years, including the number of tenants whose leases will expire in the applicable year, the total area in square feet covered by such leases and the percentage of gross annual rent represented by such leases:

				% of Gross
				Annual Rent
		Total Square	Gross Annual	Represented
	No. of Leases	Feet of Expiring	Rent of	by Expiring
Year	Expiring	Leases	Expiring Leases	Leases

2008	3	6,000	$116,000	5.61%
2009	6	13,000	$267,000	12.95%
2010	8	10,000	$183,000	8.87%
2011	6	27,000	$467,000	22.60%
2012	—	—	$—	—%
2013	1	3,000	$71,000	3.46%
2014	1	2,000	$45,000	2.19%
2015	—	—	$—	—%
2016	1	3,000	$53,000	2.59%
2017	4	31,000	$438,000	21.19%

The following table shows the average occupancy rate and the average effective annual rental rate per square foot for the Park Place property for the last five years:

		Average Effective Annual Rental
Year	Average Occupancy Rate	Rate per Square Foot

2003	79%	$18.90
2004	79%	$19.35
2005	79%	$21.20
2006	94%	$18.97
2007	83%	$21.94

Proposed Acquisition of G&E Healthcare REIT Medical Portfolio 1

On December 17, 2007, our board of directors approved the acquisition of four medical properties in Florida and one medical property in Kansas which we collectively refer to as G&E Healthcare REIT Medical Portfolio 1, or the Medical Portfolio 1 property. The Medical Portfolio 1 property consists of approximately 149,000 square feet of gross leasable area and is approximately 94.0% leased as of December 2007. All five of the medical properties are either on the campus of or otherwise affiliated with Hospital Corporation of America. The principal businesses occupying the medical properties are healthcare providers.

We anticipate purchasing the Medical Portfolio 1 property for a total purchase price of $34,350,000, plus closing costs, from an unaffiliated third party. We intend to finance the purchase through debt financing and proceeds raised from this offering. We expect to pay our advisor and its affiliate an acquisition fee of $1,031,000, or 3.0% of the purchase price, in connection with the acquisition.

We anticipate that the closing will occur in the first quarter of 2008; however, closing is subject to certain agreed upon conditions and there can be no assurance that we will be able to complete the acquisition of the Medical Portfolio 1 property.

Addition of Properties as Further Security for LaSalle and KeyBank Line of Credit

As we previously disclosed, on September 10, 2007, we, through our operating partnership, entered into a loan agreement with LaSalle to obtain a secured revolving credit facility in an aggregate maximum principal amount of $50,000,000, or the LaSalle line of credit. Also as previously disclosed, on December 12, 2007, we, along with our subsidiaries, entered into a Modification of Loan Agreement with LaSalle and amended and restated promissory notes with each of LaSalle and KeyBank to increase the aggregate maximum principal amount available under the LaSalle line of credit from $50,000,000 to $80,000,000 and to add KeyBank as a lender under the LaSalle line of credit, or our secured revolving line of credit with LaSalle and KeyBank.

On December 19, 2007, we, through NNN Healthcare/Office REIT Lima, LLC, our subsidiary, entered into an Open-End Revolving Mortgage, Security Agreement, Assignment of Rents and Leases and Fixture Filing and Open-End Fee and Leasehold Revolving Mortgage, Security Agreement, Assignment of Rents and Leases and Fixture Filing to further secure, our secured revolving line of credit with LaSalle and KeyBank with the Lima Medical Office Portfolio that we acquired on December 7, 2007 for $25,250,000, plus closing costs. We also entered into a Joinder Agreement and Environmental Indemnity Agreement in connection with our secured revolving line of credit with LaSalle and KeyBank.

On December 20, 2007, we, through NNN Healthcare/Office REIT Tucson Medical Office, LLC, our subsidiary, entered into a Leasehold and Fee Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing, Joinder Agreement and Environmental Indemnity Agreement with LaSalle to also further secure the LaSalle line of credit with the Tucson Medical Office Portfolio that we acquired on November 20, 2007 for $21,050,000, plus closing costs.

As a result of the foregoing, the terms of the loan agreements entered into in connection with our secured revolving line of credit with LaSalle and KeyBank apply to the Lima Medical Office Portfolio and the Tucson Medical Office Portfolio. Our secured revolving line of credit with LaSalle and KeyBank is also secured by our Triumph Hospital Portfolio and 2750 Monroe Boulevard properties.